June 25, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc. (the “Company”)
Registration Statement on Form S-1, filed May 14, 2013, as amended
(File No. 333-188578) (the “Registration Statement”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:15 a.m. (EST) on Wednesday, June 26, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2013, through the date hereof:

Preliminary Prospectus dated June 13, 2013:

Electronic copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
JEFFERIES LLC
As Representatives of the several Underwriters

By: GOLDMAN, SACHS & CO.

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Managing Director